Contatta

www.linkedin.com/in/claudia-preziosi-a3b59aa2 (LinkedIn)

Competenze principali

Market Research

Marketing Research

Marketing Strategy

Languages

Francese (Limited Working)

Spanish (Elementary)

Italiano (Native or Bilingual)

Inglese (Full Professional)

Certifications

FCE

Delf B1

ECDL

Claudia Preziosi

Chief Business Officer + Startup Consultants passionate about women empowerment.

San Francisco

Riepilogo

I am an economist passionate about innovation, social change and sustainability. After my Master's in International Business and Development, I gained extensive experience in project management through my work in Sanpellegrino – Nestle Waters. Since I move to the Bay Area, I have been working in the startup world. After my experience at StartX, where I was responsible for the operational management of StartX and the management of the broader StartX community, I am now a Marketing and Business Development Startup Consultant. Furthermore, I have been an advocate of women leadership through my participation in the Stanford Women Leadership Conference and through my work supporting the female founder community at StartX.

Esperienza

Preziosi Consultancy - Claudia Preziosi

Founder

luglio 2018 - Present (8 anni 2 mesi)

Palo Alto - Amsterdam - Milan

Marketing, Business Development, and Operations startup consultant working with a portfolio of startups - Pre-Seed, Seed, and Series A - from Biotech, Medtech, Neurotech, Robotic, to Energy and more.

HepaTx Corporation

7 anni 9 mesi

Chief Business Officer

aprile 2026 - Present (5 mesi)

Head of Business Development and Operations

gennaio 2023 - giugno 2026 (3 anni 6 mesi)

Business Development Manager

novembre 2019 - gennaio 2023 (3 anni 3 mesi)

Palo Alto

Consultant
dicembre 2018 - novembre 2019 (1 anno)
Palo Alto

BioIntel Consulting

Business Consultant
settembre 2023 - Present (3 anni)
World

We drive innovation at the intersection of science and business, providing comprehensive biotech consulting services in R&D, Marketing, and Finance to catalyze your success in the evolving biotechnology landscape.

StartX.

2 anni 2 mesi

Program Manager
luglio 2018 - luglio 2019 (1 anno 1 mese)

Responsible for the Women&Underrepresented Founders project.

Internal Operation Manager
giugno 2017 - luglio 2018 (1 anno 2 mesi)
Stanford - Palo Alto

StartX is an educational non-profit that accelerates the development of Stanford's top entrepreneurs through experiential education and collective intelligence. StartX requires no fees and takes zero equity. Since launching in 2010, we have supported more than 500+ companies and 1,100 entrepreneurs across a wide spectrum of industries. StartX provides founders with access to a powerful network of entrepreneurs, investors, mentors, and industry partners, along with office space and a variety of other resources.
As part of the Operations Team and I was responsible for the operational management of StartX, managing relationships with vendors and working with current and potential partners to improve StartX office, I collaborate in the creation of events and in the management of the community.

Nestlé Waters

International Projects and Countries Development Specialist - Sanpellegrino
novembre 2014 - novembre 2016 (2 anni 1 mese)
Milano, Italia

S.Pellegrino is an Italian Premium Natural Mineral Water, owned by the company Sanpellegrino S.p.A., whose production plant is located in San Pellegrino Terme in the Province of Bergamo, Lombardy, Italy. Since 1899, S.Pellegrino has become an icon of style and refinement with food enthusiasts and in the fine-dining scene. S.Pellegrino is selected as the premium sparkling water brand of choice by some of the world’s finest chefs and sommeliers.
I was part of the Country Channel Sales Development Team and I was responsible for coordinating and planning continuous alignment with Nestlè Waters Affiliates to ensure global marketing and sales plans are correctly executed locally. I supported the definition of the global trade marketing strategies to be implemented locally. I worked with global below-the-line agencies to create global channel guidelines and special edition's in-store activation. I carried out analysis of sell in and sell out data.

Città metropolitana di Torino

Internship Contemporary Art Division in Turin Municipality
novembre 2010 - gennaio 2011 (3 mesi)
Torino, Italia

Internship at the Division Cultura, Comunicazione e Promozione della Città - Settore Arti Contemporanee.
The main aim of my work was to analyse the economic and social impact of cultural public events. Furthermore, I was involved in market research and event planning.

Palazzo Righini

Marketing Internship
febbraio 2010 - agosto 2010 (7 mesi)
Fossano

Internship in Marketing and Administration.
Palazzo Righini is an antique aristocratic home today composed by an historic residence that offers 24 unique rooms, gourmet restaurant, loungebar and the Saint Augustine Convention Hall. Palazzo Righini belongs to Small Luxury Hotels of the World.
The aim of my work was to analyse and completely understand the economic scenario around Palazzo Righini, doing Market research, Marketing research, and planning events.

Formazione

Stanford Continuing Studies

Project Management · (2020 - 2020)

Stanford Continuing Studies

How to Identify and Test Startup Ideas: For the Non-Technical Founder (BUS 165) · (2017 - 2017)

UC Berkeley Extension

Grant Writing for Professionals · (2017 - 2017)

Università degli Studi di Parma

Master's degree, International Business and Development · (2012 - 2014)

Università degli Studi di Torino

Bachelor's degree, International Business - Commercio Estero · (2008 - 2012)